Exhibit 16

March 31, 1999



Securities and Exchange Commission
Washington, D.C.  20549


Ladies and Gentlemen:

We were previously principal accountants for Ogdensburg Federal Savings and Loan Association, a wholly owned subsidiary of Peoples Bankcorp, Inc. and, under the date of July 24, 1998, we reported on the financial statements of Ogdensburg Federal Savings and Loan Association as of and for the years ended December 31, 1997 and 1996. Effective January 1, 1999, our appointment as principal accountants was terminated. We have read Ogdensburg Federal Savings and Loan Association's statements included under Item 4 of its Form 8-K as filed with the Securities and Exchange Commission on March 29, 1999, and we agree with such statements.

Very truly yours,

/s/ KPMG LLP